Exhibit 8.1

Subsidiaries of MultiMetaVerse Holdings Limited

Legal Name	Jurisdiction of Incorporation
MultiMetaVerse Inc.	Grand Cayman, Cayman Islands
MultiMetaVerse HK Limited	Hong Kong, PRC
Shanghai Mi Ting Culture and Creative Co., Ltd.	Shanghai, PRC
Beijing Mi Ting Technology Co., Ltd. (北京米霆科技有限公司)	Beijing, PRC
Shanghai Ling Xu Technology Co., Ltd. (上海凌煦科技有限公司)	Shanghai, PRC
Shanghai Huan Tao Information Technology Co., Ltd. (上海欢淘信息科技有限公司)	Shanghai, PRC
Beijing Huan Tao Information Technology Co., Ltd. (北京欢淘信息科技有限公司)	Beijing, PRC
Guangdong Tao Yue Information Technology Co., Ltd. (广东淘悦信息技术有限公司)	Guangdong, PRC
Shanghai Jupiter Creative Design Co., Ltd. (上海朱庇特创意设计有限公司)	Shanghai, PRC
Shanghai Caihuan Network Technology Co., Ltd. (上海彩幻网络科技有限公司)	Shanghai, PRC
Shanghai Hui Zhi Ren Cultural & Creative Co., Ltd. (上海绘之刃文化创意有限公司)	Shanghai, PRC
Shanghai Mobius Information Technology Co., Ltd. (上海摩比舞思信息技术有限公司)	Shanghai, PRC